Exhibit 99.2

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
March 31, 2011

This discussion and analysis is for the three-month period ended March 31, 2011, with comparisons to 2010. Unless otherwise noted, all information is current to May 3, 2011, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited condensed consolidated interim financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the three-month period ended March 31, 2011 (the “Financial Statements”) and should be read together with the Financial Statements.

Financial results are now being prepared and reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this discussion and analysis differ from that used in previous financial reporting. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 17 and in note 16 of the Financial Statements.

The Company uses both IFRS and certain non-IFRS measures to assess performance. This discussion and analysis includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section beginning on page 21.

Additional information, including our Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. The Dolores Mine has a well defined mineral deposit with exploration upside and an open pit mine life of more than 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill and underground development at Dolores are currently being evaluated.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the pre-feasibility stage La Bolsa gold deposit containing over 316,000 ounces of gold and 4.5 million ounces of silver in proven and probable reserves, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE AMEX (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

Q1 2011 Summary Results

Production

  Gold production of 17,812 ounces and silver production of 956,760 ounces.

  Sales of 16,991 ounces of gold and 883,760 ounces of silver at an operating cash cost of $472 per gold equivalent ounce.

Financial

  Revenue of $52.3 million.

  Income from operations of $25.8 million.

  Adjusted net income of $19.0 million, or $0.24 per share and net income of $2.3 million, or $0.03 per share.

  Operating cash flow before changes in non-cash working capital of $31.2 million.

  Working capital of $175.8 million at March 31, 2011.

Exploration and Development

  Reported high-grade gold and silver intercepts encountered during drilling at the Dolores Mine South Extension target. Significant grades reported include hole D10-562C that intercepted 42.0 metres averaging 12.44 gpt gold with 75.3 gpt silver including an internal interval of 12.0 metres assaying 40.2 gpt gold and 163.9 gpt silver, hole 551C that intercepted 6.0 metres in the same structure averaging 8.46 gpt gold and 86.5 gpt silver including 2.0 metres of 24.24 gpt gold with 6.7 gpt silver. Other high-grade intercepts include holes D010-546 with 4.0 metres averaging 13.75 gpt gold and 612.1 gpt silver, D010-551 with 2.0 metres assaying 24.24 gpt gold and 6.7 gpt silver, D010-552 with 2 metres assaying 8.23 gpt gold and 30 gpt silver and D010-563 with 4.0 metres averaging 4.9 gpt gold and 21 gpt silver.

  Reported high-grade gold and silver intercepts at the Company’s La Virginia project. Assay results include 9.6 metres of 3.16 gpt gold with 195.0 gpt silver from 175.1 to 184.7 metres of depth in hole LV10-25C including 0.7 metres of 14.06 gpt gold and 1,194.7 gpt silver and 0.9 metres of 14.16 gpt gold and 606.0 gpt silver. High-grade mineralization was also intercepted in hole LV10-13C including 3.0 metres averaging 5.25 gpt gold and 329.7 gpt silver within a larger 23.0 metre interval averaging 1.14 gpt gold with 78.9 gpt silver.

Outlook

2011 Forecast

For the 2011 year, Minefinders expects to produce and sell approximately 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver, all sourced from the phase 2 leach pad at the Dolores Mine. Cash operating costs are expected to be between $450 and $500 per gold equivalent ounce sold assuming a 48 to one silver to gold ratio. Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Supplementary Financial Measures section on page 21 of this discussion and analysis for further discussion of operating cash costs.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

The 2011 consolidated capital and development budget is $39.5 million and includes:

Capital Item	2011 Budget
Dolores sustaining capital	$12.3
Dolores pre-stripping program	20.9
Dolores development	3.5
La Bolsa development	2.3
Other items	0.5
Total	$39.5

Of the $39.5 million budgeted in 2011, the Company has spent $8.9 million as of March 31, 2011.

The Company is continuing to assess the addition of a milling operation at the Dolores Mine and the development of the underground resource at Dolores. The Company is also assessing the viability of processing low grade ore through a dump leach operation at Dolores. No significant capital outlays have been budgeted in 2011 for the mill, underground and dump leach as these projects remain subject to positive economic assessments and decisions to proceed. Should these projects progress in the near term, the capital budget for 2011 may be revised.

In June 2010 a tear was identified in the phase 1 leach pad and remediation work began immediately. The damaged area of the liner has been isolated and will require excavation of approximately 2.2 million tonnes to fully expose the area. Excavation of this material is progressing with non-leached material from the phase 1 leach pad being moved to the phase 2 leach pad in order to accelerate metal recovery. Excavation and repair of the phase 1 leach pad liner is estimated to cost approximately $3.5 million and expected to be completed in late 2011.

All production from the Dolores Mine is unhedged. The forecast represents full year estimates and actual production, costs and capital expenditures will vary by quarter.

Dolores Mine

Based on positive results from an independently prepared draft pre-feasibility study as reported by news release last year (April 8, 2010), Minefinders is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. In advancing the feasibility study, additional mill options are being reviewed and evaluated in the context of an updated resource and reserve estimate and other economic considerations.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap leach recoveries are 72.3% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse circulation rig is in progress at Dolores to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground. Results to date have been reported by news release as they become available.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

La Bolsa Property

Minefinders reported by news release on July 7, 2010, the results of a pre-feasibility study of the economic viability of a mine at the La Bolsa property. The results of the study are positive and the Company has commenced permitting and detailed engineering using a third party engineering contractor to advance La Bolsa to a construction decision.

Liquidity

At March 31, 2011, the Company had working capital of $175.8 million and long term debt of $29.7 million, consisting entirely of convertible notes maturing in December, 2015. The Company expects to meet its cash requirements, including repayment of $52.1 million principal of convertible notes maturing in December 2011 to the extent they are not converted to common shares, from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Summary Financial and Operating Performance

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	Q1 2011	Q1 2010
Gold ounces sold	16,991	19,684
Silver ounces sold	883,760	260,668
Gold equivalent ounces sold(1)	37,698	23,650
Gold ounces produced	17,812	18,778
Silver ounces produced	956,760	245,086
Revenue	$52.3	$26.4
Adjusted net income (loss)	19.0	(0.4)
Net income	2.3	10.9
Net income per share	0.03	0.17
Cash flow provided by operating activities	31.2	5.0
Total cash cost per gold equivalent ounce sold(2)	509	643
Total cash cost per gold ounce sold, net of silver credit(2)	(559)	549
Average realized price per gold ounce sold	1,388	1,118
Average realized price per silver ounce sold	32.52	16.88

	March 31,	December 31,
	2011	2010
Cash, cash equivalents and short term investments	$177.6	$166.9
Working capital	175.8	167.4
Total assets	485.2	465.6
Long-term debt	29.7	46.5
Shareholders’ equity	289.7	283.5

(1)	Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2011 were estimated using a 43 to 1 silver to gold ratio (2010 – 66 to 1 ratio).

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

(2)	See the Supplementary Financial Measures section on page 21.

Selected Quarterly Information

The following table presents selected unaudited quarterly operating results for each of the last eight quarters. Selected quarterly financial information for quarters ending December 31, 2009, September 30, 2009 and June 30, 2009 are reported in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Selected quarterly financial information for quarters subsequent to December 31, 2009 are reported in accordance with IFRS.

In millions, except tonnes, grade, ounces and per share amounts.

	IFRS					Canadian GAAP
	March 31,	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,
	2011	2010	2010	2010	2010	2009	2009	2009
Ore tonnes mined	1,722,427	1,575,242	1,261,412	1,868,877	1,183,221	1,433,644	1,280,402	1,844,948
Strip ratio (waste to ore) (1)	1.43	1.48	2.13	1.84	3.30	2.37	3.70	2.57
Ore tonnes stacked on the pad	1,562,145	1,420,804	1,127,834	1,567,534	1,438,121	1,620,289	1,278,791	1,373,935
Average gold grade per tonne stacked	0.55	0.60	0.52	0.45	0.37	0.61	0.67	0.76
Average silver grade per tonne stacked	51.01	56.96	52.99	36.01	20.90	18.00	18.07	20.77
Gold ounces produced	17,812	16,102	7,447	13,783	18,778	20,960	18,799	23,336
Silver ounces produced	956,760	511,544	184,887	277,147	245,086	296,992	318,878	419,946
Gold ounces sold	16,991	14,150	8,070	14,073	19,684	20,400	19,305	22,108
Silver ounces sold	883,760	423,950	202,800	266,129	260,668	293,560	349,248	369,532
Revenue	$52.3	$31.3	$13.6	$21.6	$26.4	$27.8	$24.1	$23.3
Production costs	17.8	10.8	8.4	11.2	14.4	14.9	14.5	12.3
Income (loss) from operations	25.8	14.3	0.7	2.5	4.0	5.7	1.4	0.9
Net income (loss)	2.3	(6.8)	(11.8)	3.0	10.9	4.3	(0.7)	(1.8)
Cash flow provided by (used in) operating activities	31.2	9.9	(4.5)	1.5	5.0	4.2	3.2	2.5
Operating cash cost per gold equivalent ounce sold(2)	472	472	743	597	609	593	587	527
Total cash cost per gold equivalent ounce sold(2)	509	511	779	630	643	625	616	552

(1)	Excludes capitalized pre-stripping tonnes.
(2)	See the Supplementary Financial Measures section on page 21.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009.

Subsequent to the commencement of commercial production at the Dolores Mine, the Company’s quarterly income or loss from operations and cash flow from operations is largely driven by gold and silver production and sales, associated operating expenses and gold and silver prices.

Quarterly gold and silver production is driven primarily by the trailing volume and gold and silver grades of ore tonnes stacked on the leach pad. Recovery of gold and, more significantly due to substantially longer leach cycles, silver is also driven by the duration ore remains under leach. The tear identified in the liner of the phase 1 leach pad required us to terminate leaching of that pad until the source of the tear had been determined and the repairs made. This negatively affected gold and silver production for the third and fourth quarters of 2010. All production for 2011 will be sourced from the phase 2 leach pad. By the end of 2011 we anticipate that the phase 1 repair work will be complete.

Crusher Throughput

Crusher throughput has averaged approximately 1.4 million tonnes per quarter over the last eight quarters. Throughput has generally trended below plan from commencement of commercial production through fiscal 2010 due to fabrication issues with one of the three tertiary screens, certain bottlenecks identified in the circuit and, in the third and fourth quarters of 2010, remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore. Repairs on the third tertiary screen were completed in June, 2010 and additional modifications were completed during the third quarter to eliminate the identified bottlenecks. Crusher throughput in 2011 is expected to average approximately 1.5 million tonnes per quarter.

Ore Grade

In the Dolores open pit mine, ore grade can vary significantly higher or lower on a bench-by-bench basis. This grade volatility can be mitigated in part over the life of the mine through selective mining of various ore grades across a number of open bench faces. The Company has been somewhat restricted in the areas in which it can mine with varying ore availability due to delays encountered in relocating the old Dolores Village and pre-stripping required to access ore in phases 2 and 3 of the open pit. As a result, gold and silver grades have fluctuated significantly quarter by quarter to date. With the village relocated and pre-stripping activities well advanced, ore availability has increased significantly and gold grade has escalated from the low grades experienced during the first quarter of 2010. Silver grades have also been generally increasing with the advancement of phase 2 and phase 3 in the open pit.

Gold and Silver Recovery

Recovery of gold and silver from the leach pad is primarily driven by the duration the ore is under leach. With respect to gold, the majority of recoverable gold ounces stacked on the leach pad are recovered over approximately three months of leaching. The silver leach cycle is substantially longer with the majority of recovery occurring over the course of approximately one year under leach. Refinement of the leach pad chemistry in the second quarter of 2010 has resulted in more rapid silver recovery which, in combination with higher grades, has resulted in increasing silver production. However, gold and silver recovery was limited during the third and fourth quarters of 2010 as a result of reduced leaching due to the tear in the liner of the phase 1 leach pad.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

Production Costs

Production costs reflect the mining, processing and general and administration expenses incurred in the production of gold and silver. The majority of these costs are represented by mine site payroll and contracts for services such as equipment maintenance. Consumption materials such as fuel, reagents and spares make up the remaining balance. Gross production costs recorded to the income statement are adjusted for changes in inventory and used in the calculation of operating and total cash cost per ounce. Gross production costs before inventory adjustments remain relatively consistent on a quarter by quarter basis, subject to the operating plan. Cost per gold equivalent ounce produced varies based on production costs net of inventory adjustments and sales volume during the period. The Company believes there are cost saving opportunities that can be realized and is working to reduce gross operating costs.

Gold and Silver Prices

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company has never engaged in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	June 30, 2010	Mar 31, 2010
Gold	End of quarter	$1,439.00	$1,410.25	$1,307.00	$1,244.00	$1,115.50
	Quarter high	1,447.00	1,421.00	1,307.50	1,256.00	1,153.00
	Quarter low	1,319.00	1,313.50	1,158.00	1,123.50	1,058.00
	Average	1,386.27	1,367.68	1,226.79	1,196.74	1,109.12
Silver	End of quarter	37.87	30.63	22.07	18.74	17.50
	Quarter high	37.87	30.70	22.07	19.64	18.84
	Quarter low	26.68	21.95	17.55	17.36	15.14
	Average	31.86	26.43	18.96	18.33	16.93

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

Production Results

Production Summary
	Q1 2011	Q1 2010
Gold ounces produced	17,812	18,778
Silver ounces produced	956,760	245,086
Ore tonnes mined	1,722,427	1,183,221
Waste tonnes mined (1)	2,466,816	3,903,833
Total tonnes mined(1)	4,189,243	5,087,054
Strip ratio (waste to ore)(1)	1.43	3.30
Ore tonnes stockpiled (removed from stockpile)	204,063	(265,036)
Ore tonnes stacked on the pad	1,562,145	1,438,121
Average gold grade per tonne stacked(2)	0.55	0.37
Average silver grade per tonne stacked(2)	51.01	20.92

(1)	Excludes 2,823,218 (2010 – 2,094,494) capitalized pre-stripping tonnes mined during the period.
(2)	Grams per tonne.

Gold production decreased in the first quarter of 2011 as compared to the first quarter of 2010 primarily due to lower average gold grades stacked to the leach pad in preceding quarters. In addition, gold production was lower in 2011 due to less volume and duration of ore under leach as a result of all production sourced from the phase 2 leach pad on which stacking and leaching commenced late in the third quarter of 2010.

Silver production increased significantly in the first quarter of 2011 as compared to the first quarter of 2010 due to higher average silver grades stacked in preceding quarters, the effect of which was partially offset by the lower volume and duration of ore under leach in the first quarter of 2011 as compared to 2010.

Ore tonnes crushed and stacked amounted to approximately 1.56 million tonnes in the first quarter of 2011, up from approximately 1.44 million tonnes in the first quarter of 2010. Maintenance activities undertaken during 2010, including repair of the tertiary screen, and other operational and maintenance improvements have reduced bottlenecks in the circuit and the crusher is running at higher throughput rates. Planned throughput for 2011 is 5.9 million tonnes.

Gold and silver grades of ore stacked to the leach pad averaged 0.55 grams per tonne and 51.01 grams per tonne, respectively, in the first quarter of 2011 as compared to 0.37 grams per tonne and 20.92 grams per tonne in the first quarter of 2010. Gold and silver grades increased from the prior year primarily due to sequencing in the open pit and mining practice improvements designed to decrease dilution. In addition, during the first quarter of 2010, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there was a higher initial strip ratio.

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Financial Results

Financial results comparing the first quarter of 2011 to the first quarter of 2010 are as follows:

Sales and Operating Costs Summary

In millions, except ounces, operating cash costs and total cash costs.

	Q1 2011	Q1 2010
Gold ounces sold	16,991	19,684
Silver ounces sold	883,760	260,668
Gold equivalent ounces sold(1)	37,698	23,650
Gold revenue	$23.6	$22.0
Silver revenue	28.7	4.4
Total revenue	52.3	26.4
Production costs	17.8	14.4
Royalties	1.4	0.8
Operating cash cost per gold equivalent ounce sold(2)	472	609
Total cash cost per gold equivalent ounce sold(2)	509	643
Operating cash cost per gold ounce, net of silver credit(2)	(642)	508
Total cash cost per gold ounce, net of silver credit(2)	(559)	549

(1)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the first quarter of 2011 were estimated using a 43 to 1 silver to gold ratio (2010 – 66 to 1 ratio).

(2)	See the Supplementary Financial Measures section on page 21.

Revenue

Revenue of $52.3 million in the first quarter of 2011 resulted from the sale of 16,991 ounces of gold and 883,760 ounces of silver at realized prices of $1,388 per ounce of gold and $32.52 per ounce of silver. Revenue of $26.4 million in the first quarter of 2010 resulted from the sale of 19,684 ounces of gold and 260,668 ounces of silver at realized prices of $1,118 per ounce of gold and $16.88 per ounce of silver.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

Production Costs

In millions, per tonne amounts.

	Q1 2011	Q1 2010
Mining costs(1)	$7.1	$6.1
Processing costs	7.0	5.3
Mine general and administrative costs	4.4	3.1
Change in inventory	(0.7)	(0.1)
Production costs	17.8	14.4
Mining cost per tonne mined (ore and waste)	1.69	1.20
Mining cost per ore tonne mined	4.12	5.16
Mining cost per ore tonne stacked	4.55	4.24
Processing cost per ore tonne stacked	4.48	3.69
Mine general and administrative cost per ore tonne stacked	2.82	2.16
Total period cost per ore tonne stacked(2)	11.85	10.09

(1)	Excludes capitalized pre-stripping costs of $4.7 million in 2011 (2010 – $2.6 million).
(2)	Before changes in inventory.

In the first quarter of 2011, mining cost per tonne of ore and waste mined was $1.69 compared with $1.20 in the first quarter of 2010. Mining costs in aggregate are consistent with the Company’s expectation for the period. The increase in mining cost per tonne compared with the first quarter of 2010 is primarily attributable to the introduction of reverse circulation drilling to assist in ore definition, higher maintenance costs and longer hauls. The mining cost per ore tonne mined decreased to $4.12 in the first quarter of 2011 from $5.16 in 2010. The decrease in 2011 as compared to 2010 is due to a lower operating strip ratio in 2011 partially offset by higher per tonne mining costs.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $4.48 in the first quarter of 2011 compared to $3.69 in the first quarter of 2010. Processing costs in aggregate are relatively consistent with the Company’s expectation for the period and include approximately $0.3 million in incremental costs incurred on remediation activities on the phase 1 leach pad recorded to processing costs. Processing cost per tonne stacked in 2011 was positively affected by slightly higher crusher throughput as compared to 2010 offset by the higher gross processing costs attributable primarily to the remediation activities on the phase 1 leach pad.

For the first quarter of 2011, mine general and administrative cost per tonne of ore stacked was $2.82 compared with $2.16 in the first quarter of 2010. Mine general and administrative costs increased in part due to certain non-recurring costs associated with the local community during the quarter. The higher general and administrative costs in the first quarter of 2011 were partially offset by the slightly higher crusher throughput in 2011.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

Cash operating cost per gold equivalent ounce sold was $472 in the first quarter of 2010 compared with $609 in the first quarter of 2010. Operating cash cost per ounce was positively affected by the higher gold equivalent production during the quarter, driven by higher silver production, due to increased grades and aggregate volume of ore under leach on the phase 2 leach pad and supplemented by a lower silver to gold ratio based on sales proceeds received.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores Mine. Royalties totalled $1.4 million in the first quarter of 2011, an increase from $0.8 million in the first quarter of 2010 due to higher gold and silver prices and higher silver production, partially offset by lower gold production during the quarter.

Royalties represent a cash cost of $37 per gold equivalent ounce sold during the first quarter of 2011 and $34 per gold equivalent ounce sold during the first quarter of 2010.

Amortization and Depletion

Amortization and depletion increased to $4.3 million in the first quarter of 2011 from $3.7 million in the first quarter of 2010 on higher sales in 2011 as compared to 2010.

Exploration

Exploration expense was $1.1 million in the first quarter of 2011, substantially consistent with $1.5 million in the first quarter of 2010. Exploration expense relates to expenditures incurred prior to the date of a positive economic analysis on a mineral property or where there is insufficient evidence that the expenditure will result in a future economic benefit to the Company. Exploration drilling in the first quarter of 2011 focused on the La Virgina property where a 6,000 metre drill program is progressing.

Work also commenced at the Company’s Babicanora property where a 2,000 metre drill program is planned for 2011.

Corporate Administration

Corporate administration expense in the first quarter of 2010 was $1.9 million, a nominal decrease from $2.0 million in 2010. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses.

Finance Income

Finance income is primary comprised of interest on cash and cash equivalents, short term investments and on value added tax recovered in Mexico. Finance income in the first quarter of 2011 was $0.3 million compared with $0.04 million in 2010. The increase from 2010 is primarily a result of higher consolidated interest rates and cash, cash equivalents and short-term investment balances.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Finance Expense

Finance expense in the first quarter of 2011 totalled $2.7 million as compared to $2.8 million in the first quarter of 2010 and consists of the following:

	Q1 2011	Q1 2010
Unwinding of convertible note discount	$1.4	$1.7
Interest on convertible note	0.9	0.9
Unwinding of discount on closure and reclamation provision	0.1	0.1
Other finance expense	0.3	0.1
Total finance expense	$2.7	$2.8

The Company has unsecured senior convertible notes outstanding with a face value of $88.3 million with an interest rate of 4.5% of which $36.2 million mature December 15, 2015 and $52.1 million mature on December 15, 2011 (the “Notes”). The interest and principal portion of the Notes is classified as a debt liability and the portion relating to the conversion feature is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the recorded debt liability to repay the Notes is lower than its face value. The $10.0 million aggregate difference between the carrying value and the face value of the Notes, characterized as the note discount, is charged to operations and added to the debt liability over the terms of the Notes using the effective interest rate method. The cost associated with the unwinding of the aggregate convertible note discount was $1.4 million in the first quarter of 2011, compared with $1.7 million in the first quarter of 2010. The decrease in 2011 is due to a decrease in the effective interest rate as a result of the exchange transaction discussed below under “Long-Term Debt”.

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2011, to be $7.3 million, an increase from $7.0 million at December 31, 2010. The cost associated with the unwinding of the discount on the provision, which represents the increase in the asset retirement obligation liability due to the passage of time, was $0.1 million in the first quarter of 2011, consistent with $0.1 million in the first quarter of 2010.

Other finance expense primarily related to amounts incurred with respect to the Company’s revolving credit facility with Scotia Capital. Interest is paid on the balance, if any, outstanding on the revolving credit facility. In addition, standby fees are paid on the undrawn portion. In the first quarter of 2011, other finance expense totaled $0.3 million compared with $0.1 million in 2010. The increase in 2011 is a result of a higher average balance of amounts outstanding on the revolving credit facility during the first quarter of 2011.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

Change in Fair Value of Derivative Liabilities

The Company’s warrants and the conversion feature of the convertible notes are accounted for as derivative liabilities with changes in fair value recorded to net income. The fair value of the warrants is determined based on the warrant price as reported by the Toronto Stock Exchange. The fair value of the conversion feature is determined using a valuation model that combines certain assumptions, including volatility and price of the Company’s common shares, and a credit spread term structure with reference to the corresponding value of the debt component of the convertible notes. Generally, an increase in the price of the Company’s outstanding common stock over a reporting period will result in an increase to the derivative liabilities related to both the warrants and the conversion feature of the notes with a corresponding charge to earnings. A decrease in the price of the Company’s outstanding common stock over a reporting period will typically result in a decrease to the derivative liabilities related to both the warrants and the conversion feature of the notes with a corresponding credit to earnings.

The change in fair value of derivative liabilities in the first quarter in 2011 resulted in a charge to earnings of $16.7 million as compared to a credit of $11.3 million during the first quarter of 2010. The charge consisted of $9.1 million related to the warrants (2010 credit - $4.4 million) and $7.6 million related to the conversion feature of the convertible notes (2010 credit - $6.9 million).

Foreign Exchange

The Company recorded a $3.4 million foreign exchange gain in the first quarter of 2011, compared with a nominal gain of $0.1 million in the first quarter of 2010. The foreign exchange gain in 2011 and 2010 primarily resulted from the increased value of the Canadian dollar against the US dollar applicable to the Company’s Canadian cash balances with the increase from 2010 to 2011 the result of higher average Canadian dollar cash balances in 2011.

Income Taxes

Income tax expense in the first quarter of 2011 was $7.8 million, up from $1.8 million income tax expense in the first quarter of 2010. The increase in income tax expense is primarily due to the $6.9 million increase in the deferred tax liability as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Income tax expense in the first quarter also includes certain current taxes in Mexico and a nominal amount related to income earned in Barbados.

Capital Resources and Liquidity

Working Capital

At March 31, 2011, the Company had $177.6 million in cash, cash equivalents and short-term investments, up from $166.9 million as at December 31, 2010, and working capital of $175.8 million, up from $167.4 million as at December 31, 2010. The primary reason for the increase in working capital was cashflow from operations of $31.2 million and $3.9 million from the issue of equity during the quarter partially offset by capital expenditures of $8.9 million and the payment of $17.0 million on the Company’s revolving credit facility.

Accounts receivable as at March 31, 2011, totalled $10.1 million, up from $7.3 million as at December 31, 2010. Of the March 31, 2011 receivables, $9.2 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities (December 31, 2010 - $6.5 million). Subsequent to March 31, 2011, $0.9 million of VAT was received from the Mexican tax authorities.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

Inventory as at March 31, 2011 totalled $50.8 million, up from $49.5 million as at December 31, 2010. Inventory is comprised of supplies, ore stockpiles, work in process and finished goods. Work in process is the most significant component of inventory and includes crushed ore, ore on leach pads and material in the final process of conversion to doré. Work in process as at March 31, 2011 totalled $42.7 million, up from $41.8 million as at December 31, 2010. Work in process inventory includes 33,600 ounces of recoverable gold and 3,450,044 ounces of recoverable silver, up from 29,491 ounces and 3,062,564 ounces, respectively, at December 31, 2010. The increase in work in process inventory primarily reflects gold equivalent ounces stacked exceeding ounces recovered during the quarter.

Cash Flow

Operating cash flow before changes in non-cash working capital for the first quarter of 2011 increased to $31.2 million, compared with $6.6 million in the first quarter of 2010. The increase is due to the proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow provided by operations after changes in working capital in the first quarter of 2011 was $31.2 million, compared with cash flow provided by operations of $5.0 million in the first quarter of 2010. See page 22 for a reconciliation of operating cash flow before changes in working capital to cash flow provided by or used in operations after changes in non-cash working capital.

Cash flow used in investing activities was $8.9 million in the first quarter of 2011 as compared to $8.8 million in the first quarter of 2010. Investing cash flows used in the first quarter of 2011 were primarily directed at investments in the leach pad expansion, dam construction and pre-stripping activities in the open pit. Investing cash flows used in the first quarter of 2010 were primarily directed at investments in the leach pad expansion, by-pass road construction and pre-stripping activities in the open pit.

Cash flows used in financing activities in the first quarter of 2011 totalled $13.1 million compared to $0.1 million provided by financing activities in the first quarter of 2010. Financing activities in the first quarter of 2011 included the payment of $17.0 million of the full amount outstanding on the Company’s revolving credit facility offset by net proceeds of $3.9 million on the issue of common shares due to the exercise of stock options and warrants (see Share Capital Transactions on page 15).

Long-Term Debt

In December 2010, the Company renewed its $50 million revolving credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The renewal was structured as an amendment to the existing credit agreement with BNS and extended the term of the revolving credit facility an additional three years to December, 2013.

At December 31, 2010, $17.0 million was outstanding on the credit facility. During the first quarter of 2011, the $17.0 million balance outstanding was paid in full with the full $50 million available as at March 31, 2011.

At March 31, 2011, the Company had unsecured senior convertible notes outstanding as follows:

  Notes with a face value of $52.1 million and an interest rate of 4.5% maturing on December 15, 2011 (the “2011 Notes”) convertible, subject to adjustment, into 4,784,833 common shares of the Company. The debt portion of the 2011 Notes is classified as a current liability on the face of the March 31, 2011 balance sheet.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

  Notes with a face value of $36.2 million and an interest rate of 4.5% maturing on December 15, 2015 (the “2015 Notes”) convertible, subject to adjustment, into 3,027,152 common shares of the Company.

The Company has the option to use cash to settle all or a portion of the shares issuable in respect of both the 2011 Notes and the 2015 Notes. The obligation would in this instance be settled referencing the fair value of the shares at the time of any conversion.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at March 31, 2011 is as follows:

	Payments Due by Period (in millions)
		Less Than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Long-term debt obligations (1)	$98.8	$56.0	$3.3	$39.5	$0.0
Operating leases (2)	0.3	0.2	0.1	0.0	0.0
Asset retirement obligation (3)	10.6	0.0	0.0	0.0	10.6
Total	$109.7	$56.2	$3.4	$39.5	$10.6
(1)	Includes principal and interest of the 2011 and 2015 convertible notes.
(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

During the first quarter of 2011, 416,238 shares of the Company were issued on the exercise of stock options and warrants for net proceeds of $3.9 million (2010 – 10,000 shares issued for net proceeds of $0.1 million).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, convertible notes, the balance, if any, outstanding on the revolving credit facility and derivative liabilities associated with outstanding warrants and the conversion feature of the convertible notes.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, equity risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At March 31, 2011, the Company has not entered into any derivative contracts. At March 31, 2011, the Company had $113.6 million in US dollar denominated bank deposits, US$22.4 million in Canadian dollar denominated bank deposits and US$0.4 million in Mexican peso denominated bank deposits.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Fair value changes in the Company’s derivative liabilities related to the outstanding warrants and the conversion feature of the convertible notes are subject to equity price risk. Changes in the market price of the Company’s publicly traded warrants may have a material effect on the fair value of the associated derivative liability and on net income. Changes in the market price of the Company’s publicly traded common shares may have a material effect on the fair value of the conversion feature of the convertible notes and on net income. Changes in these derivative liabilities can have a material effect on the Company’s profit and loss in a reporting period.

Outstanding Share Data

As at May 3 , 2011 there were:

  80,717,542 common shares issued and outstanding

  95.2 million common shares fully diluted, including:

    2,085,000 stock options outstanding with exercise prices ranging between CDN$8.76 and CDN$12.46 per share, all of which are vested;

    4,583,250 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested;

    4,784,833 common shares that can be converted from convertible notes totalling $52.1 million. The notes are convertible at a rate of 91.9118 common shares per $1,000 principal amount of notes equal to $10.88 per share, subject to adjustment; and

    3,027,152 common shares that can be converted from convertible notes totalling $36.2 million. The notes are convertible at a rate of 83.5422 common shares per $1,000 principal amount of notes equal to $11.97 per share, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises were required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS effective this quarter, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP has affected the Company’s reported financial position and results of operations and the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures. In addition, on conversion to reporting in accordance with IFRS, the Company is no longer required to include a reconciliation to US GAAP in the financial statements and will no longer be including this reconciliation in its financial statements.

The Company’s conversion plan to IFRS consisted of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The Company has completed the conversion plan and will be reporting in accordance with IFRS going forward. This will include ongoing monitoring of changes in IFRS, the potential or probable effects of which will be evaluated and disclosed as applicable.

The areas noted below had the most significant effect on financial reporting. Note 16 to the Financial Statements includes additional detail on the financial statement and accounting effect of the transition to IFRS.

First time adoption

The Company’s adoption of IFRS required application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the transition date retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following represent the optional exemptions that the Company has applied:

Borrowing costs – IFRS 1 permits the Company to apply IAS 23 Borrowing Costs prospectively from the transition date rather than retrospectively restate borrowing costs previously expensed to comply with IFRS requirements to capitalize borrowing costs for qualifying assets. The Company has elected this exemption and as such no adjustment was required on transition with respect to previously expensed borrowing costs.

Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition with respect to share-based payments.

Foreign currency translation differences – IFRS 1 permits the Company to transfer foreign currency translation difference recognized as a separate component of equity to deficit on the transition date. The Company has elected this exemption and reclassified $5.1 million from accumulated other comprehensive income under Canadian GAAP to the deficit under IFRS.

Provision for closure and reclamation

Under IFRS, a change in the current market-based discount rate will result in a change in the measurement of the closure and reclamation provision whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for closure and reclamation has been re-measured using the discount rate in effect at the transition date and an adjustment has been recorded to the corresponding asset.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Warrants

Under IFRS, warrants with exercise prices denominated in a currency other than the functional currency of the issuer must be classified as liabilities and recognized at fair value with changes in fair value through profit or loss. The Company’s outstanding warrants have an exercise price denominated in Canadian dollars and the functional currency of the Company is the US dollar. Therefore, under IFRS the warrants are recognized as a liability at fair value with the same fair value changes reflected profit or loss. This change, because of the volatility in the Company’s underlying common share price, has increased the volatility in the total liabilities of the Company and in profit and losses from reporting period to period under IFRS.

Mineral property, plant and equipment

IFRS requires entities to componentize all assets and record amortization on a component-by-component basis. The Company conducted an assessment on all long-lived assets for their major components in order to determine if a difference exists between Canadian GAAP values and IFRS values. The Company has concluded that there is not a significant difference between Canadian GAAP and IFRS on transition as a result of this accounting difference.

Convertible notes

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date. The Company has the option to settle in cash upon conversion of the outstanding convertible notes. Accordingly, the Company has recorded an opening IFRS balance sheet adjustment to account for the convertible debt as a liability with an embedded derivative component measured at fair value as at the balance sheet date. This change has increased the volatility in the total liabilities of the Company and in profit and loss from reporting period to period under IFRS.

Deferred income taxes

Under IFRS, tax basis in a jurisdiction in which the currency for tax purposes differs from the functional currency of the taxable entity must be retranslated to the functional currency at each reporting date using the current exchange rate. Accordingly, under IFRS this translation difference may create temporary differences on which deferred tax may be recognized through profit and loss. Under Canadian GAAP, tax basis is translated at the historic exchange rate at the time the tax basis was created and no such taxable temporary differences are created on translation. This change has increased the volatility in the deferred tax liability of the Company and in profit and loss from reporting period to period under IFRS.

In addition, under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. Accordingly, on transition to IFRS, a tax liability associated with an asset that did not constitute a business combination was reversed with an associated reduction of mineral property.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

Financial statement presentation

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP. The changes made to the statements of financial position and statements of income and comprehensive income have resulted in reclassifications of various amounts on the statement of cash flows. However, as there have been no changes to the total operating, financing or investing cash flows, no reconciliations have been provided in the Financial Statements. The classification of certain items within the statement of income and comprehensive income has also been adjusted with no net effect to net income or loss. Most significantly, unwinding of the convertible note discount, unwinding of the closure and reclamation provision discount, interest expense and finance fees as previously reported under Canadian GAAP have been aggregated into finance expense on the statement of income and comprehensive income under IFRS and reported separately for disclosure purposes in note 13 to the Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

As reported on August 4 and September 28, 2010, a tear was identified in the phase 1 leach pad liner during June 2010. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. The remediation work negatively affected production of gold and silver in the third and fourth quarters. Management expects that recoverable gold and silver on the phase 1 leach pad will be recovered near-term through the transfer of non-irrigated ore from the phase 1 pad to the phase 2 pad for leaching and then by commencement of leaching on the phase 1 pad on completion of remediation activities. No write-down of the recorded value of work in process inventory has been recorded at March 31, 2011. However, a write-down may become necessary if the expected recovery of the gold and silver on the phase 1 pad proves to be inaccurate.

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.

The Company assesses the carrying amounts of non-financial assets, which consist primarily of mineral properties, plant and equipment, each reporting period to determine whether whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If any such indication exists, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash-generating unit”). This generally results in the Company evaluating its non-financial assets on a mine by mine basis. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Impairment losses recognized in prior periods are also assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reduced if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

A provision for site closure and reclamation is recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal or constructive obligation first arises, not when the actual expenditures are made. Such obligations are based on estimated future cash flows discounted at a rate specific to the liability. The closure and reclamation cost is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for items such as changes in the amount and timing of the expected cash expenditures or in the discount rate. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology and the increase is charged against earnings. The determination of closure and reclamation provisions includes estimates of current regulatory requirements, costs to settle the obligation, timing of expenditures, applicable interest rates and disturbance to date. Revisions to these estimates may result in an increase or decrease to recorded closure and reclamation provisions.

The Company determines the fair value of the debt liability component of the convertible notes at inception and the derivative component at inception and subsequent reporting periods. The derivative component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model such as the current price of the Company’s common shares, estimate of the average expected hold period of the convertible notes before exercise, expected volatility of the Company’s share price in the expected hold period and other applicable variables. The carrying value of the debt liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the derivative and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the fair value of the derivative liability associated with the Company’s outstanding warrants. The warrants are publicly traded and, as there is an active and liquid market for the warrants on the Toronto Stock Exchange (the “TSX”), the fair value of the derivative liability associated with the warrants is based on the prices reported on the TSX.

Management’s Discussion & Analysis	20	Minefinders Corporation Ltd.

The Company determines the fair value of stock option compensation based on subjective assumptions introduced to an option pricing model such as the current price of the Company’s common shares, estimate of the average expected hold period of issued stock options before exercise, expiry or cancellation, expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference) and other applicable variables. Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

The Company records deferred income taxes using the balance sheet liability method. The Company’s deferred income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Deferred tax assets are recognized only to the extent that, in the opinion of management, it is probable that the benefit of the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. Deferred income taxes also incorporate management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Supplementary Financial Measures

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-IFRS measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Management’s Discussion & Analysis	21	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

		Q1 2011	Q1 2010
Operating Cash Costs
	Production costs per financial statements	17.8	14.4
Divided
by	Gold equivalent ounces sold	37,698	23,650
	Operating cash cost per gold equivalent ounce sold	472	609

Total Cash Costs
	Production costs per financial statements	17.8	14.4
Add	Royalties	1.4	0.8
	Total cash costs	19.2	15.2
Divided
by	Gold equivalent ounces sold	37,698	23,650
	Total cash cost per gold equivalent ounce sold	509	643

Operating Cash Costs, Net of Silver Credit
	Production costs per financial statements	17.8	14.4
Less	Proceeds from silver sales	(28.7)	(4.4)
	Total production cash costs, net of silver sales	(10.9)	10.0
Divided
by	Gold ounces sold	16,991	19,684
	Operating cash cost per gold ounce sold	(642)	508

Total Cash Costs, Net of Silver Credit
	Total cash costs	19.2	15.2
Less	Proceeds from silver sales	(28.7)	(4.4)
	Total cash costs, net of silver sales	(9.5)	10.8
Divided
by	Gold ounces sold	16,991	19,684
	Total cash cost per gold ounce sold	(559)	549

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Reconciliation of Operating Cash Flow Before Changes in Working Capital to Financial Statements

	Q1 2011	Q1 2010
Operating cash flow before changes in working capital	31.2	6.6
Change in non-cash working capital balances:
Accounts receivable	(2.9)	(2.7)
Inventory	(0.8)	0.7
Prepaid expenses	0.2	(0.1)
Accounts payable and accrued liabilities	3.5	0.5
Cash provided by operations	31.2	5.0

Management’s Discussion & Analysis	22	Minefinders Corporation Ltd.

The Company uses adjusted net income as a supplemental financial measure in its evaluation of income during a period. The Company believes that adjusting for items including changes in the fair value of derivative liabilities and other unusual or non-recurring items assists in making assessments of net income for the period.

Reconciliation of Adjusted Net Income to Financial Statements

	Q1 2011	Q1 2010
Adjusted net income	19.0	(0.4)
Reconciling items:
Change in fair value of derivative liabilities	(16.7)	11.3
Net income and comprehensive income for the period	2.3	10.9

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during the first quarter of 2011.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this discussion and analysis, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

While the Company’s internal control over financial reporting has been modified in the transition to IFRS, there has been no change in the Company's internal control over financial reporting during the quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion & Analysis	23	Minefinders Corporation Ltd.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 which is incorporated by reference herein and available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political, economic and social conditions in Mexico; difficulties with the operation of the Dolores Mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Management’s Discussion & Analysis	24	Minefinders Corporation Ltd.

Note to US Investors

This discussion and analysis has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	25	Minefinders Corporation Ltd.